  Exhibit 99.1

XTRA-GOLD RESOURCES CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

for the Six Months Ended

June 30, 2023

(expressed in U.S. Dollars, except where noted)

NOTICE TO READER

The accompanying unaudited interim consolidated financial statements of Xtra-Gold Resources Corp. (the "Company") have been prepared by and are the responsibility of management. The unaudited condensed interim consolidated financial statements have not been reviewed by the Company's auditors.

XTRA-GOLD RESOURCES CORP.

INTERIM CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars - Unaudited)

AS AT	June 30, 2023 (unaudited)	December 31, 2022

ASSETS
Current
Cash and cash equivalents	$7,738,811	$5,781,000
Investment in trading securities, at cost of $3,378,235 (December 31, 2022 - $3,239,782) (Note 4)	3,512,784	3,497,166
Receivables and other assets	133,955	104,791
Inventory (Note 8)	536,035	795,939
Total current assets	11,100,665	10,178,896

Restricted cash (Note 7)	296,322	296,322
Equipment, net (Note 5)	584,853	671,373
Mineral properties (Note 6)	734,422	734,422

TOTAL ASSETS	$13,237,182	$11,881,013

LIABILITIES AND EQUITY

Current
Accounts payable and accrued liabilities	$1,266,991	$1,307,165
Asset retirement obligation (Note 7)	92,571	99,514
Total current liabilities	1,359,562	1,406,679

Total liabilities	1,359,562	1,406,679

Equity
Capital stock (Note 9)
Authorized - 250,000,000 common shares with a par value of $0.001
Issued and outstanding
46,404,317 common shares (December 31, 2022 - 46,446,917 common shares)	46,404	46,447
Additional paid in capital	31,844,024	31,838,291
Shares in treasury	(22,383)	(6,892)
Accumulated deficit	(20,087,137)	(21,345,398)

Total Xtra-Gold Resources Corp. stockholders' equity	11,780,908	10,532,448
Non-controlling interest	96,712	(58,114)

Total equity	11,877,620	10,474,334

TOTAL LIABILITIES AND EQUITY	$13,237,182	$11,881,013

History and organization of the Company (Note 1)	APPROVED ON BEHALF OF THE BOARD
Continuance of operations (Note 2)
Contingency and commitments (Note 13)
	"James Longshore"	"James Schweitzer"
	Director	Director

The accompanying notes are an integral part of these interim consolidated financial statements.

XTRA-GOLD RESOURCES CORP.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in U.S. Dollars - Unaudited)

	Three Month Period Ended June 30, 2023	Three Month Period Ended June 30, 2023	Six Month Period Ended June 30, 2023	Six Month Period Ended June 30, 2022

EXPENSES
Amortization	$50,739	$35,878	$86,520	$71,340
Exploration	242,213	595,871	510,974	857,282
General and administrative	134,331	102,024	237,559	221,144

LOSS BEFORE OTHER ITEMS	(427,283)	(733,773)	(835,053)	(1,149,766)

OTHER ITEMS
Recovery of gold, net	1,138,500	1,055,324	2,476,920	2,285,473
Foreign exchange gain (loss)	87,328	26,259	(48,712)	(96,486)
Net gain (loss) on trading securities	135,818	(188,018)	115,381	301,593
Other income	87,328	25,169	166,366	38,454

INCOME FROM OTHER ITEMS	1,464,042	918,734	2,709,955	2,529,034
Income before tax for the period	1,036,759	184,961	1,874,902	1,379,268
Income tax expense	(261,815)	(200,000)	(461,815)	(400,000)
Net income	774,944	(15,039)	1,413,087	979,268
Net gain attributable to non-controlling interest	(69,880)	(40,321)	(154,826)	(112,590)

Net income attributable to Xtra-Gold Resources Corp.	$705,064	$(55,360)	$1,258,261	$866,678

Basic income attributable to common shareholders per common share	$0.02	$(0.00)	$0.03	$0.02
Diluted income attributable to common shareholders per common share	$0.02	$(0.00)	$0.03	$0.02

Basic weighted average number of common shares outstanding	46,425,396	46,670,186	46,430,688	46,596,930
Diluted weighted average number of common shares outstanding	49,011,396	48,691,186	49,016,688	48,617,930

The accompanying notes are an integral part of these interim consolidated financial statements.

XTRA-GOLD RESOURCES CORP.

INTERIM CONSOLIDATED STATEMENTS OF EQUITY

(Expressed in U.S. Dollars - Unaudited)

	Common Stock
	Number of Shares	Amount	Additional Paid in Capital	Shares in Treasury	Accumulated Deficit	Non- Controlling Interest	Total

Balance, December 31, 2021	46,687,517	$46,688	$31,770,515	$(13,294)	$(21,977,165)	$(191,196)	$9,635,548
Stock-based compensation	-	-	4,976	-	-	-	4,976
Repurchase of shares	(148,100)	(149)	(107,237)	3,022	-	-	(104,364)
Income for the period	-	-	-	-	866,678	112,590	979,268
Balance, June 30, 2022	46,539,417	46,539	31,668,254	(10,272)	(21,110,487)	(78,606)	10,515,428
Stock-based compensation	-	-	232,102	-	-	-	232,102
Repurchase of shares	(92,500)	(92)	(62,065)	10,272	-	-	(51,885)
Shares in treasury	-	-	-	(6,892)	-	-	(6,892)
Net income (loss)	-	-	-	-	(234,911)	20,492	(214,419)
Balance, December 31, 2022	46,446,917	46,447	31,838,291	(6,892)	(21,345,398)	(58,114)	10,474,334
Stock-based compensation	-	-	31,782	-	-	-	31,782
Repurchase of shares	(42,600)	(43)	(26,049)	6,892	-	-	(19,200)
Shares in treasury	-	-	-	(22,383)	-	-	(22,383)
Net income	-	-	-	-	1,258,261	154,826	1,413,087
Balance, June 30, 2023	46,404,317	$46,404	$31,844,024	$(22,383)	$(20,087,137)	$96,712	$11,877,620

The accompanying notes are an integral part of these interim consolidated financial statements.

XTRA-GOLD RESOURCES CORP.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars - Unaudited)

	Six Month Period Ended June 30, 2023	Six Month Period Ended June 30, 2022

CASH FLOWS FROM OPERATING ACTIVITIES
Income for the period	$1,413,087	$979,268
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	86,520	71,340
Stock-based compensation	-	4,976
Unrealized foreign exchange loss (gain)	31,782	27,308
Purchase of trading securities	(805,512)	(1,470,701)
Proceeds on sale of trading securities	888,222	1,345,002
Net (gain) loss on sales of trading securities	(115,381)	(301,593)
Changes in non-cash working capital items:
(Increase) decrease in receivables and other assets	(29,164)	(23,793)
Decrease (increase) in inventory	259,904	543,412
Change in asset retirement obligation	(6,943)	(25,457)
Increase (decrease) in accounts payable and accrued liabilities	(40,174)	2,583

Net cash provided by operating activities	1,699,394	1,152,345

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	-	-
Net cash used in investing activities	-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options and warrants	-	-
Repurchase of capital stock	(41,583)	(117,658)
Net cash (used in) provided by financing activities	(41,583)	(117,658)

Change in cash and cash equivalents and restricted cash during the period	1,657,811	1,034,687

Cash and cash equivalents and restricted cash, beginning of the year	6,077,322	4,971,650

Cash and cash equivalents and restricted cash, end of the period	$7,735,133	$6,006,337

Reconciliation of Cash and Cash Equivalents and Restricted Cash
Cash and cash equivalents at beginning of year	$5,781,000	$4,675,328
Restricted cash at beginning of year	296,322	296,322
Cash and cash equivalents and restricted cash at beginning of year	$6,077,322	$4,971,650

Cash and cash equivalents at end of period	$7,438,811	$5,710,015
Restricted cash at end of period	296,322	296,322
Cash and cash equivalents and restricted cash at end of period	$7,735,133	$6,006,337

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these interim consolidated financial statements.

XTRA-GOLD RESOURCES CORP. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars - Unaudited) June 30, 2023

1. HISTORY AND ORGANIZATION OF THE COMPANY

Xtra-Gold Resources Corp., previously Silverwing Systems Corporation, was incorporated under the laws of the State of Nevada on September 1, 1998, pursuant to the provisions of the Nevada Revised Statutes. In 2003, the Company became a resource exploration company. The Company has also engaged in recovery of gold through alluvial operations on its claims.  On November 30, 2012, the Company redomiciled from the USA to the British Virgin Islands.

In 2004, the Company acquired 100% of the issued and outstanding capital stock of Canadiana Gold Resources Limited ("Canadiana") and 90% of the issued and outstanding capital stock of Goldenrae Mining Company Limited ("Goldenrae").  Both companies are incorporated in Ghana and the remaining 10% of the issued and outstanding capital stock of Goldenrae is held by the Government of Ghana.  On December 21, 2005, Canadiana changed its name to Xtra-Gold Exploration Limited ("XG Exploration"). On January 13, 2006, Goldenrae changed its name to Xtra-Gold Mining Limited ("XG Mining").

2. CONTINUANCE OF OPERATIONS - GOING CONCERN

The Company is in development as an exploration company.  It may need financing for its exploration and acquisition activities.  Although the Company has incurred a gain of $1,258,261 for the six-month period ended June 30, 2023, it has an accumulated a deficit of $20,087,137.  Results for the six-month period ended June 30, 2023 are not necessarily indicative of future results.  The uncertainty of gold recovery and the fact the Company does not have a demonstrably viable business to provide future funds, raises substantial doubt about its ability to continue as a going concern for one year from the issuance of the financial statements.  The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan, which is typical for junior exploration companies.  The financial statements do not include any adjustments related to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management of the Company ("Management") is of the opinion that sufficient financing will be obtained from external sources and further share issuances will be made to meet the Company's obligations.  The Company's discretionary exploration activities do have considerable scope for flexibility in terms of the amount and timing of exploration expenditure, and expenditures may be adjusted accordingly if required.

3. SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles of the United States of America ("US GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete annual financial statements. Therefore, these unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements and notes thereto for the year ended December 31, 2022, included in our Annual Report on Form 20-F, filed with the SEC on March 31, 2023. These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for fair presentation of the information contained therein. The financial statements and notes are representations of the Company's management and its board of directors, who are responsible for their integrity and objectivity.

Principles of consolidation

These consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, XG Exploration (from February 16, 2004) and its 90% owned subsidiary, XG Mining (from December 22, 2004). All intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, and the valuation allowance applied to deferred income taxes.  Actual results could differ from those estimates and would impact future results of operations and cash flows.

XTRA-GOLD RESOURCES CORP. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars - Unaudited) June 30, 2023

Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.  At June 30, 2023 and December 31, 2022, cash and cash equivalents consisted of cash held at financial institutions.

The Company has been required by the Ghanaian government to post a bond for environmental reclamation.  This cash has been recorded as restricted cash, a non-current asset.

Receivables

Management has evaluated all receivables and has provided allowances for accounts where it deems collection doubtful. As of June 30, 2023 and December 31, 2022, the Company had not recorded any allowance for doubtful accounts.

Inventory

Inventories are initially recognized at cost and subsequently stated at the lower of cost or net realizable value. The Company's inventory consists of raw gold recovered from alluvial operations.  Costs are determined using the first-in, first-out ("FIFO") method and includes expenditures incurred in extracting the raw gold, other costs incurred in bringing them to their existing location and condition, and the cost of reclaiming the disturbed land to a natural state.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale. Inventories are written down to net realizable value when the cost of inventories is not estimated to be recoverable due to declining selling prices, or other issues related to the sale of gold.

Recovery of gold

Recovery of gold and other income is recognized when title and the risks and rewards of ownership to delivered bullion and commodities pass to the buyer and collection is reasonably assured.  Recovery of gold, net of expenses, is not related to exploration and is not the core business of the Company, so proceeds from gold recovery are recognized as other income.

Trading securities

The Company's trading securities are reported at fair value, with realized and unrealized gains and losses included in earnings.

Non-Controlling Interest

The consolidated financial statements include the accounts of XG Mining (from December 22, 2004).  All intercompany accounts and transactions have been eliminated upon consolidation.  The Company records a non-controlling interest which reflects the 10% portion of the earnings (loss) of XG Mining allocable to the holders of the minority interest.

Equipment

Equipment is recorded at cost and is being amortized over its estimated useful lives using the declining balance method at the following annual rates:

XTRA-GOLD RESOURCES CORP. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars - Unaudited) June 30, 2023

Furniture and equipment	20%

Computer equipment	30%

Vehicles	30%

Mining and exploration equipment	20%

Mineral properties and exploration and development costs

The costs of acquiring mineral rights are capitalized at the date of acquisition. After acquisition, various factors can affect the recoverability of the capitalized costs. If, after review, management concludes that the carrying amount of a mineral property is impaired, it will be written down to estimated fair value.  Exploration costs incurred on mineral properties are expensed as incurred.  Development costs incurred on proven and probable reserves will be capitalized.  Upon commencement of production, capitalized costs will be amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves (which exclude non-recoverable reserves and anticipated processing losses).  When the Company receives an option payment related to a property, the proceeds of the payment are applied to reduce the carrying value of the exploration asset.

Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets with finite lives to determine whether there is any indication that those assets are impaired. Where such an indication exists, the recoverable amount of the asset is estimated. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or "CGUs"). The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

The Company has assessed the assets of all its operating entities and has determined that no impairment was considered necessary for the Company's non-financial assets as at June 30, 2023 and December 31, 2022.

Long-lived assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets.  If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

Asset retirement obligations

The Company records the estimated rehabilitation value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets.  Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the changes in the estimated future cash flows underlying the obligation (asset retirement cost).

Stock-based compensation

The Company accounts for stock compensation arrangements under ASC 718 "Compensation - Stock Compensation" using the fair value based method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. This guidance establishes standards for the accounting for transactions in which an entity exchanges it equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments.

XTRA-GOLD RESOURCES CORP. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars - Unaudited) June 30, 2023

We use the fair value method for equity instruments granted to non-employees and use the Black-Scholes model for measuring the fair value of options. The stock based fair value compensation is determined as of the date of the grant (measurement date) and is recognized over the vesting periods.

Warrants

The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives.  For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value using the appropriate valuation methodology and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations.  The warrants are presented as a liability because they do not meet the criteria of Accounting Standard Codification ("ASC") topic 480 for equity classification.  Subsequent changes in the fair value of the warrants are recorded in the consolidated statement of operations.

Share repurchases

The Company accounts for the repurchase of its common shares as an increase in shares in treasury for the market value of the shares at the time of purchase.  When the shares are cancelled, the issued and outstanding shares are reduced by the $0.001 par value and the difference is accounted for as a reduction in additional paid in capital.

Share-based payment transactions

The fair value is measured at grant date and recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of the goods and services received.

Income taxes

The Company accounts for income taxes under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under the asset and liability method the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  A valuation allowance is recognized if it is more likely than not that some portion or all of the deferred tax asset will not be recognized.

Income (Loss) per share

Basic loss per common share is computed using the weighted average number of common shares outstanding during the period.  To calculate diluted loss per share, the Company uses the treasury stock method and if converted method.  As of June 30, 2023, there were Nil warrants (June 30, 2022 - Nil) and 2,648,500 stock options (June 30, 2022 - 2,261,000).  For the six-month period ending June 30, 2023, the fully diluted weighted average shares outstanding would increase to 49,016,688 (June 30, 2022 - 48, 617,930) from the basic weighted average shares outstanding of 46,430,688 (June 30, 2022 - 46, 596,930).  This increase did not change the income per share from the basic income per share number.

XTRA-GOLD RESOURCES CORP. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars - Unaudited) June 30, 2023

Foreign exchange

The Company's functional currency is the U.S. dollar. Any monetary assets and liabilities that are in a currency other than the U.S. dollar are translated at the rate prevailing at year end.  Revenue and expenses in a foreign currency are translated at rates that approximate those in effect at the time of translation.  Gains and losses from translation of foreign currency transactions into U.S. dollars are included in current results of operations.

Financial instruments

The Company's financial instruments consist of cash and cash equivalents, trading securities, receivables, accounts payable and accrued liabilities.  It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.  The fair values of these financial instruments approximate their carrying values unless otherwise noted.  Cash in Canada is primarily held in financial institutions.  Balances on hand may exceed insured maximums.  Cash in Ghana is held in banks with a strong international presence.  Ghana does not insure bank balances.

Fair value of financial assets and liabilities

Our financial assets and liabilities that are measured at fair value on a recurring basis include cash equivalents, marketable securities, derivative contracts, and marketable debt securities. Our financial assets measured at fair value on a nonrecurring basis include non-marketable equity securities, which are adjusted to fair value when observable price changes are identified or when the non-marketable equity securities are impaired (referred to as the measurement alternative). Other financial assets and liabilities are carried at cost with fair value disclosed, if required.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. Assets and liabilities recorded at fair value are measured and classified in accordance with a three-tier fair value hierarchy based on the observability of the inputs available in the market used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Inputs that are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are observable in the market or can be derived from observable market data. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and credit ratings.

Level 3 - Unobservable inputs that are supported by little or no market activities.

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Cash, Cash Equivalents, and Marketable Securities

We invest all excess cash primarily in time deposits, money market funds, corporate debt securities, equities, limited partnerships, and rights and warrants.

We classify all marketable debt securities that have stated maturities of three months or less from the date of purchase as cash equivalents and those with stated maturities of greater than three months as marketable securities on our Consolidated Balance Sheets.

We determine the appropriate classification of our investments in marketable debt securities at the time of purchase and reevaluate such designation at each balance sheet date. We have classified and accounted for our marketable debt securities as trading securities. After consideration of our risk versus reward objectives, as well as our liquidity requirements, we may sell these debt securities prior to their stated maturities. For all of our marketable debt securities we have elected the fair value option, for which changes in fair value are recorded in other income (expense), net. We determine any realized gains or losses on the sale of marketable debt securities on a specific identification method, and we record such gains and losses as a component of other income (expense), net.

XTRA-GOLD RESOURCES CORP. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars - Unaudited) June 30, 2023

The following tables summarize our debt securities, at their fair value, by significant investment categories as of June 30, 2023 and December 31, 2022:

Level 1 - Cash equivalents	June 30, 2023	December 31, 2022

Money market funds	$6,498,286	$5,559,705
	$6,498,286	$5,559,705

	December 31, 2022	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$5,781,000	$5,781,000	$-	$-
Restricted cash	296,322	296,322	-	-
Marketable securities	3,497,166	3,497,166	-	-
Total	$9,574,488	$9,574,488	$-	$-

	June 30, 2023	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$7,438,811	$7,438,811	$-	$-
Restricted cash	296,322	296,322	-	-
Marketable securities	3,512,784	3,512,784	-	-
Total	$11,247,917	$11,247,917	$-	$-

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources.  The fair value of the warrant liability was determined through the Black Scholes valuation model.

Debt Securities

We classify our marketable debt securities, which are accounted for as trading securities, within Level 1 or 2 in the fair value hierarchy because we use quoted market prices to the extent available or alternative pricing sources and models utilizing market observable inputs to determine fair value.

Investment in trading securities

The following discusses our marketable equity securities, non-marketable equity securities, gains and losses on marketable and non-marketable equity securities, as well as our equity securities accounted for under the equity method.

Our marketable equity securities are publicly traded stocks or funds measured at fair value and classified within Level 1 and 2 in the fair value hierarchy because we use quoted prices for identical assets in active markets or inputs that are based upon quoted prices for similar instruments in active markets.

Our non-marketable equity securities are investments in privately held companies without readily determinable market values. The carrying value of our non-marketable equity securities is adjusted to fair value for observable transactions for identical or similar investments of the same issuer or impairment (referred to as the measurement alternative). Non-marketable equity securities that have been remeasured during the period based on observable transactions are classified within Level 2 or Level 3 in the fair value hierarchy because we estimate the value based on valuation methods which may include a combination of the observable transaction price at the transaction date and other unobservable inputs including volatility, rights, and obligations of the securities we hold. The fair value of non-marketable equity securities that have been remeasured due to impairment are classified within Level 3.

XTRA-GOLD RESOURCES CORP. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars - Unaudited) June 30, 2023

Concentration of credit risk

The financial instrument which potentially subjects the Company to concentration of credit risk is cash.  The Company maintains cash in bank accounts that, at times, may exceed federally insured limits.  As of June 30, 2023, the Company held $6,578,465 (December 31, 2022 - $5,653,644) in low-risk cash and money market funds which are not federally insured.  The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.  The company has contracted to sell all its recovered gold through a licensed exporter in Ghana.

The Company uses one smelter to process its raw gold.  Ownership of the gold is transferred to the smelting company at the mine site.  The Company has not experienced any losses from this sole sourced smelter and believes it is not exposed to any significant risks on its gold processing.

4. INVESTMENTS IN TRADING SECURITIES

At June 30, 2023, the Company held investments classified as trading securities, which consisted of various equity securities.  All trading securities are carried at fair value.  Private company investments are valued using Level 3 methods.  Private company investments are initially valued at the cost of the investment.  If a subsequent investment in the same security is made at a different price, the entire investment is valued at the new price and any gain or loss is recognized in other income, net.  All other marketable securities are publicly traded and valued using Level 1 methods.  As of June 30, 2023, the fair value of trading securities was $3,512,784 (December 31, 2022 - $3,497,166).

	June 30, 2023	December 31, 2022
Investments in trading securities at cost	$3,378,235	$3,239,782
Unrealized gains (losses)	134,549	257,384
Investments in trading securities at fair market value	$3,512,784	$3,497,166

The fair value carrying value of investments by category is as follows:

	June 30, 2023	December 31, 2022
Marketable Equity Securities - Level 1
Publicly traded investments	$2,531,441	$2,677,169

Marketable Debt Securities - Level 2
Corporate bonds	107,127	117,157

Non-Marketable Equity Securities - Level 3
Private investments	874,215	702,840
Total investments	$3,512,784	$3,497,166

XTRA-GOLD RESOURCES CORP. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars - Unaudited) June 30, 2023

The gains and losses on investments by category is as follows:

	June 30, 2023	June 30, 2022
Marketable Equity Securities - Level 1
Publicly traded investments - realized	$34,350	$189,290
Publicly traded investments - unrealized	(171,732)	(30,631)

Non-Marketable Debt Securities - Level 2
Private bonds	(10,438)	(22,790)

Non-Marketable Equity Securities - Level 3
Private investments - realized	-	-
Private investments - unrealized	32,439	165,724
Total investments	$(115,381)	$301,593

5. EQUIPMENT

	June 30, 2023
	Cost	Accumulated Depreciation	Net Book Value

Exploration equipment	$2,282,277	$1,860,467	$421,810
Vehicles	762,906	599,863	163,043
	$3,045,183	$2,460,330	$584,853

The company expensed $86,520 for depreciation in the six-month period ended June 30, 2023.

	December 31, 2022
	Cost	Accumulated Depreciation	Net Book Value

Exploration equipment	$2,282,277	$1,802,719	$479,558
Vehicles	762,906	571,091	191,815
	$3,045,183	$2,373,810	$671,373

The company expensed $173,667 for depreciation in 2022, of which $71,340 was expensed in the six-month period ended June 30, 2022.

6. MINERAL PROPERTIES

	June 30, 2022	December 31, 2022

Acquisition costs	$1,607,729	$1,607,729
Asset retirement obligation (Note 7)	8,133	8,133
Option payments received	(881,440)	(881,440)
Total	$734,422	$734,422

The Projects were purchased as a group in 2003, and the purchase price was not allocated between the properties and camp facilities.  Option payments related to shares and cash received for the right to purchase projects from the Company.  All such options have expired unexercised.

XTRA-GOLD RESOURCES CORP. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars - Unaudited) June 30, 2023

Kibi, Kwabeng and Pameng Projects

The Company holds the mineral rights over the lease area for Kibi , Kwabeng, and Pameng Projects, all of which are located in Ghana.  All three mining leases grant the Company the right to produce gold.  The Kwabeng and Pameng mining leases expired on July 26, 2019.

All required documentation to extend the lease for our Kibi Project (formerly known as the Apapam Project) for 15 years from December 17, 2015 has been submitted to the Ghana Minerals Commission.  No additional information was requested or submitted in the year ended December 31, 2022.  As of these extensions generally take years for the regulatory review to be completed, and the Company is not yet in receipt of the renewal extension approval.  However, until the Company receives the renewal extension approval, the old lease remains in force under the mineral laws. The renewal extension is in accordance with the terms of application and payment of fees to the Minerals Commission.

The Company has applied to Minerals Commission for a renewal extension for the Kwabeng and Pameng mining leases and has submitted all the required documentation to renew and extend these leases for a further 15 years.

All gold production will be subject to a production royalty of the net smelter returns ("NSR") payable to the Government of Ghana.

Banso and Muoso Projects

During the year ended December 31, 2010, the Company made an application to Mincom to convert a single prospecting license ("PL") securing its interest in the Banso and Muoso Projects located in Ghana to a mining lease covering the lease area of each of these Projects.  This application was approved by Mincom who subsequently made recommendation to the Minister of Lands, Forestry and Mines to grant an individual mining lease for each Project.  On January 6, 2011, the Government of Ghana granted two mining leases for these Projects.  These mining leases grant the Company mining rights to produce gold in the respective lease areas until January 5, 2025 with respect to the Banso Project and until January 5, 2024 with respect to the Muoso Project.  These mining leases supersede the PL previously granted to the Company.  Among other things, both mining leases require that the Company:

i) pay the Government of Ghana a fee of $30,000 in consideration of granting of each lease (paid in the March 2011 quarter);

ii) pay annual ground rent of GH¢189,146 (approximately USD$35,688) for the Banso Project and GH¢202,378 (approximately USD$38,185) for the Muoso Project;

iii) commence commercial production of gold within two years from the date of the mining leases; and

iv) pay a production royalty of 5% of gold sales to the Government of Ghana.

Mining Lease and Prospecting License Commitments

The Company is committed to expend, from time to time fees payable

(a) to the Minerals Commission for:

(i) a grant or renewal of a mining lease (currently an annual fee maximum of $1,000.00 per cadastral units/or 21.24 hectare); and

(ii) annual operating permits;

(b) to the Environmental Protection Agency ("EPA") (of Ghana) for:

i) processing and certificate fees with respect to EPA permits;

ii) the issuance of permits before the commencement of any work at a particular concession; or

iii) the posting of a bond in connection with any mining operations undertaken by the Company;

(c) for a legal obligation associated with our mineral properties for clean up costs when work programs are completed.

XTRA-GOLD RESOURCES CORP. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars - Unaudited) June 30, 2023

7. ASSET RETIREMENT OBLIGATION

	June 30, 2023	December 31, 2022

Balance, beginning of year	$99,514	$93,343
Change in obligation	(6,943)	6,171
Accretion expense	-	-
Balance, end of year	$92,571	$99,514

The Company has a legal obligation associated with its mineral properties for clean up costs when work programs are completed.  Most of the cash will be spent to return the grade of disturbed land to its original state and to plant vegetation.

The rehabilitation obligation is estimated at $92,571 (December 31, 2022 - $99,514).  During 2023 and 2022, the obligation was estimated based on actual reclamation cost experience on an average per acre basis and the remaining acres to be reclaimed.  It is expected that this obligation will be funded from general Company resources at the time the costs are incurred.  The Company has been required by the Ghanaian government to post a bond of US$296,322 which has been recorded in restricted cash.

8. INVENTORIES

Inventories consisted of the following:

	June 30, 2023	December 31, 2022

Raw gold	$536,035	$795,939

Inventory consists of raw gold awaiting transport to the smelter.

9. CAPITAL STOCK

Authorized stock

The Company's authorized shares are 250,000,000 common shares with a par value of $0.001 per share.

Issuances of shares

The Company did not issue shares during the six-month period ended June 30, 2023 or the year ended December 31, 2022.

Cancellation of shares

During the six-month period ended June 30, 2023, the Company re-purchased 31,100 shares for $19,200 and cancelled the shares.  The Company also purchased 36,100 shares for $22,383 and these shares were held in treasury at the period end.  The shares were cancelled subsequent to the period end.  A total of 11,500 common shares which were re-purchased in 2022 for $6,892 and held in treasury, were cancelled in January 2023.

During the year ended December 31, 2022, a total of 223,000 common shares were re-purchased for $156,249 and cancelled.  A further total of 17,600 common shares were re-purchased in 2021 for $13,294 were cancelled in 2022. A total of 11,500 common shares were re-purchased for $6,892 and held in treasury.  These 11,500 shares were cancelled in January 2023.

Stock options

At June 30, 2011, the Company adopted a new 10% rolling stock option plan (the "2011 Plan") and cancelled the 2005 equity compensation plan.  Pursuant to the 2011 Plan, the Company is entitled to grant options and reserve for issuance up to 10% of the shares issued and outstanding at the time of grant.  The terms and conditions of any options granted, including the number and type of options, the exercise period, the exercise price and vesting provisions, are determined by the Compensation Committee which makes recommendations to the board of directors for their approval.  The maximum term of options granted cannot exceed 20 years.

XTRA-GOLD RESOURCES CORP. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars - Unaudited) June 30, 2023

The TSX's rules relating to security-based compensation arrangements require that every three years after the institution of a security-based compensation arrangement which does not have a fixed maximum aggregate of securities issuable, all unallocated options must be approved by a majority of the Company's directors and by the Company's shareholders.  The Board approved all unallocated options under the Option Plan on March 26, 2020 which was approved by the Company's shareholders at the annual and special meeting held on June 25, 2020.

At June 30, 2023, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date

382,000	CDN$0.15	December 31, 2032
54,000	CDN$0.60	June 1, 2040
250,000	CDN$0.20	October 8, 2035
360,000	CDN$1.23	October 23, 2040
400,000	CDN$0.40	May 5, 2036
690,000	CDN$0.30	July 1, 2037
450,000	CDN$0.81	December 14, 2042
62,500	CDN$0.92	April 27, 2043

Stock option transactions and the number of stock options outstanding are summarized as follows:

	June 30, 2023		December 31, 2022
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	2,586,000	$0.37	2,381,000	$0.36
Granted	62,500	0.92	450,000	0.81
Exercised	-	-	-	-
Cancelled/Expired	-	-	(245,000)	0.69
Outstanding, end of period	2,648,500	$0.38	2,586,000	$0.37

Exercisable, end of period	2,648,500	$0.38	2,586,000	$0.37

The aggregate intrinsic value for options vested and for total options as of June 30, 2023 is approximately $838,338 (December 31, 2022 - $786,600).  The weighted average contractual term of stock options outstanding and exercisable as at June 30, 2023 is 11.1 years (December 31, 2022 - 11.7 years).

The fair value of stock options granted, vested, and modified during the six-month period ended June 30, 2023 was $31,782, (year ended December 31, 2022 - $237,078) which has been included in general and administrative expense.

The following assumptions were used for the Black-Scholes valuation of stock options granted or amended during the period ended June 30, 2023 and the year ended December 31, 2022:

XTRA-GOLD RESOURCES CORP. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars - Unaudited) June 30, 2023

	2023	2022

Risk-free interest rate	3.00%	1.75%
Expected life	5.0 years	5.0 years
Annualized volatility	130%	68%
Dividend rate	-	-

On April 27, 2023 the Company granted 62,500 options to insiders at $0.68 (CAD$0.92) and recognized an expense of $31,781.  The options vested on grant.

On December 14, 2022 the Company granted 350,000 options to insiders at $0.60 (CAD$0.81) and recognized an expense of $120,563.  A further 100,000 options were granted to non-insiders at $0.60 (CAD$0.81) and an expense of $34,447 was recognized.  On July 1, 2022, the original terms of existing options were extended.  The Company recognized an expense of $77,092 related to the extension of the option terms to maturity.  Options granted to consultants were market-to-market until expiry and the Company recognized an expense in 2022 of $4,976.

Warrants

At June 30, 2023 and December 31, 2022, there were no warrants outstanding.

10. RELATED PARTY TRANSACTIONS

During the six-month periods ended June 30, 2023 and 2022, the Company entered into the following transactions with related parties:

	June 30, 2023	June 30, 2022

Consulting fees paid or accrued to officers or their companies	$668,435	$672,409
Directors' fees	1,115	1,185

Stock option grants to officers and directors	62,500
Stock option grant price range	CAD $0.92

Of the total consulting fees noted above, $477,747 (June 30, 2022 - $488,711) was incurred by the Company to a private company of which a related party is a 50% shareholder and director.  The related party was entitled to receive $238,873 (June 30, 2022 - $244,356) of this amount.  As at June 30, 2023, a balance of $209,720 (December 31, 2022 - a balance of $181,973) exists to this related company and $Nil remains payable (December 31, 2022 - $Nil) to the related party for expenses earned for work on behalf of the Company.  The CEO of the company made a $50,000 payment on behalf of the company in 2021.  This balance was repaid in 2022.

During the six-month period ended June 30, 2023, the Company granted 62,500 options to insiders at a price of $0.68 (CAD$0.92).  A total of $31,782 was included in consulting fees related to these options.  During 2022, the Company granted 350,000 options to insiders at a price of $0.60 (CAD$0.81).  A total of $120,563 was included in consulting fees related to these options.  On July 1, 2022, the original terms of existing options were extended.  The Company recognized an expense of $77,092 related to the extension of the option terms to maturity related to insiders.

XTRA-GOLD RESOURCES CORP. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars - Unaudited) June 30, 2023

11. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	June 30, 2023	June 30, 2022

Cash paid during the period for:
Interest	$-	$-
Income taxes	$575,540	$505,805

During the period ended June 30, 2022, the company paid $575,640 (December 31, 20221 - $581,263) related to income tax in the period and accrued a further $200,000 (December 31, 2022 - $800,000) for expected income tax payments related to activities in Ghana.  There were no other significant non-cash transactions during the period ended June 30, 2023, or the year ended December 31, 2022.

12. DEFERRED INCOME TAXES

This note has not been updated from December 31, 2022.

13. CONTINGENCY AND COMMITMENTS

a) Bond deposit

The Company has been required by the Ghanaian government to post an environmental bond of US$296,322 which has been recorded in restricted cash (see Note 7).

b) Litigation

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company's business. The Company is not aware of any such legal proceedings other than below disclosed that will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results.

The Company is a party to two pending lawsuits.  One lawsuit claims that an Xtra contracted worker caused bodily harm on another person.  Another lawsuit claims that workers were terminated unlawfully.  The Company will defend itself in each of these lawsuits if required, and believes both cases are completely without merit and frivolous.

The Company is subject to additional legal proceedings and claims which arise in the ordinary course of its business. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters should not have a material adverse effect on its financial position, results of operations or liquidity.

On October 19, 2022, Minerals Commission issued five invoices totaling $11,714,800 to our Ghanaian subsidiary.  These invoices were titled "Outstanding Annual Mineral Right Fees" for all five of our concessions (Kwabeng, Pameng, Apapam, Muoso and Banso), which Minerals Commission indicated were related to the period from 2012 to 2022, for new annual mineral fees.  However, all of our mining leases all have a one-time fixed consideration fee, which was paid when our leases were granted.  Our legal counsel responded to Minerals Commission (the "Letters") on November 15, 2019, objecting to the five improper invoices.  Our Letters outline the specific violated terms of our leases and various mineral laws.  The Minerals Commission has not responded to our Letters.  Should Minerals Commission challenge our Letters, our Company could enter dispute resolution arbitration clause under the Mineral Act.  We believe the invoices are not legally enforceable under the Mineral Act, and have not included any amount related to these invoices in our accounts.

Ghana Revenue Agency ("GRA") sent our Ghanaian subsidiary an updated tax assessment letter on November 11, 2022.  The letter alleges a total tax liability of $8,552,738 (the "Assessment"), from 2012 to 2022.  Upon a thorough review of the Assessment, we agreed that the only additional liability in the Assessment was $75,458.  The balance of the Assessment was objected to by our company in letter dated December 6, 2022, (the "Objection Letter").  On May 11, 2023 GRA sent our Company a revised assessment ("Revised Assessment") reducing our total tax liability to $1,186,700.97.  Upon a thorough review of the Revised Assessment, we agreed to pay an additional $356,281, including the $75,458 from the original Assessment.  As of June 13, 2023, the remaining total tax liability in dispute is $830,420 (the "Final Disputed Amount).  Should GRA want to try and retrieve this Final Disputed Amount, it would have to do so through the court process.  Xtra-Gold believes it is on very strong accounting and legal grounds should GRA want to challenge this Final Disputed Amount in the Ghana court.

XTRA-GOLD RESOURCES CORP. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars - Unaudited) June 30, 2023

(c) Credit risk

 Financial instruments that are potentially subject to credit risk consist principally of trade receivables. The Company believes the concentration of credit risk in its trade receivables is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company evaluates the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

(d) Exchange rate risk

The functional currency of the Company is US$, to date the majority of the revenues and costs are denominated in Ghana and a significant portion of the assets and liabilities are denominated in both Canada and Ghana. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and Ghana currency. If Ghana depreciates against US$, the value of Ghana revenues and assets as expressed in US$ financial statements will decline. The Company does not hold any derivative or other financial instruments that expose to substantial market risk.

(e) Economic and political risks

The Company's operations are conducted in Ghana. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environment in Ghana, and by the general state of the Ghana economy.

The Company's operations in the Ghana are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in Ghana, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

f)  Commodity price risk

We are exposed to fluctuations in commodity prices for gold. Commodity prices are affected by many factors, including but not limited to, supply and demand.

g)  The Kwabeng and Pameng mining leases expired on July 26, 2019.

All required documentation to extend the lease for our Kibi Project (formerly known as the Apapam Project) for 15 years from December 17, 2015 has been submitted to the Ghana Minerals Commission.  No additional information was requested or submitted in the period ended June 30, 2023 or the year ended December 31, 2022.  As of these extensions generally take years for the regulatory review to be completed, and the Company is not yet in receipt of the renewal extension approval.  However, until the Company receives the renewal extension approval, the old lease remains in force under the mineral laws. The renewal extension is in accordance with the terms of application and payment of fees to the Minerals Commission.

14. SUBSEQUENT EVENTS

Subsequent to June 30, 2023, the Company cancelled 36,100 shares which were held in treasury at June 30, 2023 and 37,000 shares purchased in July 2023.